October 13, 2011

Via EDGAR

Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Ryan Houseal, Attorney-Advisor

RE:  SHOPEYE, INC.
     AMENDMENT NO. 3 TO REGISTRATION STATEMENT ON FORM S-1
     FILED AUGUST 5, 2011
     FILE NO. 333-176098

Mr. Houseal:

         There have been no material changes in the company's financial position or results of operations or business since the time of the last filing of its registration statement. Additionally, the company will file its next due quarterly report for August 31, 2011 on time, by October 17, 2011.

         Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at 916-337-8936.

Sincerely,

/s/ Chris Marsh

Chris Marsh
Chief Executive Officer